UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: January 19, 2011

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2010

Net Revenues Increased by 56.3% Year-Over-Year

Net Income Attributable to New Oriental Increased by 65.9% Year-Over-Year

Beijing, January 18, 2011 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2010, which is the second quarter of New Oriental’s fiscal year 2011.

Highlights for the Second Fiscal Quarter Ended November 30, 2010

•	Total net revenues increased by 56.3% year-over-year to US$95.7 million from US$61.2 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 65.9% year-over-year to US$1.8 million from US$1.1 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, decreased by 5.5% year-over-year to US$5.2 million from US$5.5 million in the same period of the prior fiscal year.

•

Loss from operations increased by 125.0% year-over-year to US$2.1 million from US$0.9 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses, decreased by 62.9% year-over-year to US$1.3 million from US$3.5 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS was US$0.05 and US$0.05, respectively. Non-GAAP basic and diluted net income per ADS attributable to New Oriental, which excludes share-based compensation expenses, was US$0.13 and US$0.13, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 32.2% year-over-year to approximately 405,800 from approximately 307,000 in the same period of the prior fiscal year.

•

Total number of schools and learning centers increased to 447 in the quarter ended November 30, 2010, up from 402 in the previous quarter. New Oriental built a net of 24 schools and learning centers in the quarter. In addition, we acquired Newave Education, which has 1 school and 20 learning centers. The total number of schools increased to 51 and the total number of learning centers to 396 as of November 30, 2010.

Financial and Student Enrollments Summary – Second Quarter 2011 and First Six Months of FY2011

(US$ in thousands, except per ADS data, student enrollments and percentages)

	Q2 of FY2011	Q2 of FY2010	Pct. Change
Net revenues	95,660	61,195	56.3%
Net income attributable to New Oriental	1,836	1,107	65.9%
Non-GAAP net income attributable to New Oriental (1)	5,168	5,470	-5.5%
Operating loss	-2,050	-911	-125.0%
Non-GAAP operating income (1)	1,282	3,452	-62.9%
Net income per ADS attributable to New Oriental - basic (2)	0.05	0.03	62.9%
Net income per ADS attributable to New Oriental - diluted (2)	0.05	0.03	64.1%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	0.13	0.15	-7.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	0.13	0.14	-6.5%
Total student enrollments in academic subjects tutoring and test preparation courses	405,800	307,000	32.2%

	1H of FY2011	1H of FY2010	Pct. Change
Net revenues	287,968	210,559	36.8%
Net income attributable to New Oriental	64,197	58,173	10.4%
Non-GAAP net income attributable to New Oriental (1)	72,477	66,237	9.4%
Operating income	63,874	60,020	6.4%
Non-GAAP operating income (1)	72,154	68,084	6.0%
Net income per ADS attributable to New Oriental - basic (2)	1.68	1.54	8.8%
Net income per ADS attributable to New Oriental - diluted (2)	1.65	1.50	9.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	1.90	1.76	7.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	1.86	1.71	8.7%

Total student enrollments in academic subjects tutoring and test preparation courses	1,110,300	954,500	16.3%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “As we predicted in last quarter’s earnings call, we saw a strong bounce back from the negative effects on our business from the Shanghai World Expo, achieving year-over-year revenue growth of 56.3% to US$95.7 million and earnings growth of 65.9% to US$1.8 million. Our student enrollments grew by 32.2% to about 405,800 in the second quarter of fiscal year 2011, demonstrating strong market preference for our high quality educational programs, superior customer service and “one-stop” convenient offerings. We continue to extend our substantial market leading positions in our key business segments of overseas test preparation, K-12 all-subjects after-school tutoring and English language training. We have recorded over 1.1 million student enrollments in the first half of our fiscal year 2011 and are well on our way to passing the 2 million student enrollment milestone for this fiscal year, comprised of over 1 million adult enrollments and over 1 million K-12 enrollments.”

Mr. Yu continued, “We opened one new school in Luoyang city, Henan province, and a net of 24 learning centers in about 20 existing cities during this quarter. The majority of the new learning centers in large cities are small K-12 after-school tutoring facilities with only 8 to 15 classrooms which is part of our “fill-in” convenient location strategy within cities to better serve our rapidly growing student base. To further develop our K-12 all-subjects after-school tutoring business and enhance our “one-stop” shop services with not only large classes but also one-to-one and small size classes, we continued the investment in hiring and training new teachers and customer service representatives. In the 12-month period ended November 30, 2010 we added a net of over 4,700 new teachers, bringing our total headcount of teachers to over 10,800 at the end of the second quarter of fiscal year 2011. Meanwhile, we added about 950 customer service representatives and marketing staff, representing an increase of approximately 43%. The learning center expansion and headcount increase resulted in an increase in operating costs and expenses of approximately 57% year-over-year in this quarter. However, compared with the last quarter, we have managed our learning center expansion and headcount increase at a more moderate pace in the second quarter of fiscal year 2011. In the quarters ahead we will focus more attention on expense control and improving utilization of our existing facilities and staff.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, stated, “We have seen continued strong growth in each of our key business segments. First, our K-12 all-subjects after-school tutoring business recorded year-over-year enrollment growth of more than 50% to over 174,400 and year-over-year revenue growth of over 80% to over US$30.5 million for the second fiscal quarter.

Within this segment, our non-English U-Can all-subjects business showed particular strength, recording year-over-year enrollment growth of more than 102% to over 27,200 and year-over-year revenue growth of over 200% to over US$8.1 million for the quarter. We continue to be the leading service provider in the K-12 all-subjects after-school tutoring market in China with approximately US$153 million in revenues and approximately 920,900 in enrollments in the 12-month period ended November 30, 2010.

Second, our overseas test preparation segment recorded year-over-year enrollment growth of more than 38% to over 73,500 and year-over-year revenue growth of over 75% to about US$28.5 million for the second fiscal quarter. We are the leader in the overseas test preparation market with approximately US$136.5 million in revenues and approximately 292,700 in enrollments in the 12–month period ended November 30, 2010.

Third, our English language training programs for K-12 students and adults recorded year-over-year enrollment growth of more than 22% to over 277,400 and year-over-year revenue growth of over 40% to over US$36 million for the second fiscal quarter. We are the leading service provider in the English language training market with approximately US$194 million revenues and approximately 1,386,000 enrollments in the 12-month period ended November 30, 2010.”

Mr. Hsieh continued, “We are extremely pleased with the performance of our VIP (one-to-one to one-to-five) personalized services offered in each of our key business segments, which recorded year-over-year enrollment growth of more than 100% to over 14,200 and year-over-year revenue growth of over 225% to over US$29.6 million for the second fiscal quarter. For the first half of fiscal year 2011, our VIP personalized services business recorded year-over-year enrollment growth of more than 114% to over 28,600 and year-over-year revenue growth of over 240% to about US$55 million. The market-driven shift in our course mix toward more VIP offerings is the primary reason we experienced an over 25% year-over-year increase in blended average selling price (ASPs) for the second fiscal quarter to over US$250 per enrollment.”

Financial Results for the Fiscal Quarter Ended November 30, 2010

For the second quarter of fiscal year 2011, New Oriental reported net revenues of US$95.7 million, representing a 56.3% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were US$84.5 million, representing a 57.7% increase year-over-year. The growth was mainly driven by the increase in number of student enrollments in academic subjects tutoring and test preparation courses and higher average selling prices (ASPs) resulting from students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the second quarter of fiscal year 2011 increased by 32.2% year-over-year to approximately 405,800 from approximately 307,000 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$97.7 million, a 57.3% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$94.4 million, a 63.4% increase year-over-year.

Cost of revenues for the quarter increased by 60.3% year-over-year to US$44.6 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 58.9% year-over-year to US$18.6 million, primarily due to our promotion of newer service offerings and the addition of about 950 customer service representatives and marketing staff in the 12-month period ended November 30, 2010.

General and administrative expenses for the quarter increased by 52.9% year-over-year to US$34.6 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$31.5 million, a 70.3% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 23.6% to US$3.3 million in the second quarter of fiscal year 2011 from US$4.4 million in the same period of the prior fiscal year.

Loss from operations for the quarter was US$2.1 million, a 125.0% increase from a loss from operations of US$0.9 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$1.3 million, a 62.9% decrease from US$3.5 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 2.1%, compared to negative 1.5% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 1.3%, compared to 5.6% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$1.8 million, representing a 65.9% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.05 and US$0.05, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$5.2 million, representing a 5.5% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.13 and US$0.13, respectively.

Capital expenditures for the quarter were US$19.9 million, primarily used to purchase two new buildings in Kunming and Wuhan, respectively, costing approximately US$11.1 million in total, and to add a net of 24 schools and learning centers.

As of November 30, 2010, New Oriental had cash and cash equivalents of US$248.1 million, as compared to US$293.3 million as of August 31, 2010. In addition, the Company had US$255.8 million in term deposits at the end of the quarter. Net operating cash flow for the second quarter of fiscal year 2011 was approximately US$24.3 million.

The deferred revenue balance, which is cash collected from registered students for courses and is recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2011 was US$137.9 million, an increase of 94.1% as compared to US$71.1 million at the end of the second quarter of fiscal year 2010.

Financial Results for the Six Months Ended November 30, 2010

For the first six months of fiscal year 2011, New Oriental reported net revenues of US$288.0 million, representing a 36.8% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2011 increased by 16.3% to approximately 1,110,300 from approximately 954,500 in the same period of the prior fiscal year.

Income from operations for the first six months of fiscal year 2011 was US$63.9 million, representing a 6.4% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2011 was US$72.2 million, representing a 6.0% increase year-over-year.

Operating margin for the first six months of fiscal year 2011 was 22.2%, compared to 28.5% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the first six months of fiscal year 2011 was 25.1%, compared to 32.3% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2011 was US$64.2 million, representing a10.4% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2011 amounted to US$1.68 and US$1.65, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2011 was US$72.5 million, representing a 9.4% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2011 amounted to US$1.90 and US$1.86, respectively.

Outlook for Third Quarter of Fiscal Year 2011

New Oriental expects its total net revenues in the third quarter of fiscal year 2011 (December 1, 2010 to February 28, 2011) to be in the range of US$116.8 million to US$121.3 million, representing year-over-year growth in the range of 31% to 36%. The year-over-year comparison growth forecast for the third fiscal quarter of 2011 has factored in a regular three-week winter holiday for students this year, compared to last year’s longer-than-usual winter holidays for students in most Chinese provinces due to the late timing of Chinese New Year, which fell on February 14, 2010, allowing our students to study for longer periods and enroll in more sessions last year. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 18, 2011 U.S. Eastern Time (9 PM on January 18, 2011 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-614-3523
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until January 25, 2011:

International:	+1-617-801-6888
Passcode:	85259134

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2011 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel: +86-10-6260-5566 x8203
Email: zhaosisi@staff.neworiental.org

Mr. Henry Fraser
Beijing Brunswick Consultancy Ltd.
Tel: +86-10-5960 8613
Email: hfraser@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier
Brunswick Group LLC
Tel:+1-212 333 3810
Email: ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2010	As of August 31 2010
	(Unaudited) USD	(Unaudited) USD
ASSETS:
Current assets:
Cash and cash equivalents	248,110	293,298
Restricted cash	622	626
Term deposits	255,791	194,288
Accounts receivable, net	2,425	2,071
Inventory	17,345	17,753
Deferred tax assets-Current	3,134	2,657
Prepaid expenses and other current assets	28,308	28,967

Total current assets	555,735	539,660

Property, plant and equipment, net	142,103	128,206
Land use right, net	3,445	3,394
Amounts due from related parties	405	397
Deferred tax assets	810	1,539
Long term deposit	9,694	3,881
Long term prepaid rent	2,957	3,115
Deposits for business acquisition	—	1,469
Intangible assets	5,056	773
Goodwill	8,544	2,828
Long term investment	2	2

Total assets	728,751	685,264

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 11,639 and US$ 10,355 as of August 31, 2010 and November 30, 2010, respectively)	10,388	11,798

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 59,353 and US$ 49,215 as of August 31, 2010 and November 30, 2010, respectively)	53,095	63,891

Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 11,054 and US$ 5,692 as of August 31, 2010 and November 30, 2010, respectively)	6,989	9,994

Acquisition Payable (including acquisition payable of the consolidated VIEs without recourse to New Oriental of US$ nil and US$ 4,124 as of August 31, 2010 and November 30, 2010, respectively)	4,124	—

Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of 100,002 and US$ 136,969 as of August 31, 2010 and November 30, 2010, respectively)	137,910	100,611

Total current liabilities	212,506	186,294

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$ 133 and US$ 1,203 as of August 31, 2010 and November 30, 2010, respectively)	1,203	133

Total long-term liabilities	1,203	133

Total liabilities	213,709	186,427

Total New Oriental Education & Technology Group Inc. shareholders’ equity	515,269	498,978

Noncontrolling interests	(227)	(141)

Total equity	515,042	498,837

Total liabilities and equity	728,751	685,264

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	84,504	53,581
Books and others	11,156	7,614

Total net revenues	95,660	61,195

Operating costs and expenses (note 1):
Cost of revenues	44,591	27,823
Selling and marketing	18,554	11,676
General and administrative	34,565	22,607

Total operating costs and expenses	97,710	62,106

Operating income (loss)	(2,050)	(911)

Other income, net	3,507	1,635

Provision for income taxes	296	296
Less: Net income attributable to the noncontrolling interests	83	87

Net income attributable to New Oriental Education & Technology Group Inc.	1,836	1,107

Net income per share attributable to New Oriental-Basic	0.01	0.01

Net income per share attributable to New Oriental-Diluted	0.01	0.01

Net income per ADS attributable to New Oriental-Basic (note 2)	0.05	0.03

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.05	0.03

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	220	173
Selling and marketing	—	52
General and administrative	3,112	4,138

Total	3,332	4,363

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended November 30
	2010	2009
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	34,565	22,607

Share-based compensation expense in general and administrative expenses	3,112	4,138

Non-GAAP general and administrative expenses	31,453	18,469

Total operating costs and expenses	97,710	62,106
Share-based compensation expenses	3,332	4,363

Non-GAAP operating costs and expenses	94,378	57,743

Operating income (loss)	(2,050)	(911)
Share-based compensation expenses	3,332	4,363
Non-GAAP operating income	1,282	3,452

Operating margin	-2.1%	-1.5%
Non-GAAP operating margin	1.3%	5.6%

Net income attributable to New Oriental	1,836	1,107
Share-based compensation expense	3,332	4,363
Non-GAAP net income	5,168	5,470

Net income per ADS attributable to New Oriental- Basic (note 1)	0.05	0.03
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.05	0.03

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.13	0.15
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.13	0.14

Weighted average shares used in calculating basic net income per ADS (note 1)	153,431,993	150,684,203
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,189,905	154,578,625

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	265,385	196,002
Books and others	22,583	14,557

Total net revenues	287,968	210,559

Operating costs and expenses (note 1):
Cost of revenues	111,012	75,475
Selling and marketing	41,899	27,186
General and administrative	71,183	47,878

Total operating costs and expenses	224,094	150,539

Operating income	63,874	60,020

Other income, net	5,908	3,098

Provision (benefits) for income taxes	(5,820)	(5,270)
Less: Net income attributable to the noncontrolling interests	235	325

Net income attributable to New Oriental Education & Technology Group Inc.	64,197	58,173

Net income per share attributable to New Oriental-Basic	0.42	0.39

Net income per share attributable to New Oriental-Diluted	0.41	0.38

Net income per ADS attributable to New Oriental-Basic (note 2)	1.68	1.54

Net income per ADS attributable to New Oriental-Diluted (note 2)	1.65	1.50

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	452	366
Selling and marketing	—	106
General and administrative	7,828	7,592

Total	8,280	8,064

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Six Months Ended November 30
	2010	2009
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	71,183	47,878
Share-based compensation expense in general and administrative expenses	7,828	7,592
Non-GAAP general and administrative expenses	63,355	40,286

Total operating costs and expenses	224,094	150,539
Share-based compensation expenses	8,280	8,064

Non-GAAP operating costs and expenses	215,814	142,475

Operating income	63,874	60,020
Share-based compensation expenses	8,280	8,064
Non-GAAP operating income	72,154	68,084

Operating margin	22.2%	28.5%
Non-GAAP operating margin	25.1%	32.3%

Net income attributable to New Oriental	64,197	58,173
Share-based compensation expense	8,280	8,064
Non-GAAP net income	72,477	66,237

Net income per ADS attributable to New Oriental - Basic (note 1)	1.68	1.54
Net income per ADS attributable to New Oriental - Diluted (note 1)	1.65	1.50

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.90	1.76
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.86	1.71

Weighted average shares used in calculating basic net income per ADS (note 1)	152,757,063	150,638,331
Weighted average shares used in calculating diluted net income per ADS (note 1)	155,793,277	154,726,841

Note 1: Each ADS represents four common shares.